Giovanni Caruso Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

April 1, 2022

Matthew Crispino

Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Archimedes Tech SPAC Partners Co.
Amendment No. 3 to Registration Statement on Form S-4
Filed March 25, 2022
File No. 333-262094

Dear Mr. Crispino and Ms. Woo:

On behalf of our client, Archimedes Tech Spac Partners Co., a Delaware corporation (the “Company” or “ATSP”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 30, 2022 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 162

1.	We note your disclosure on page 175 that the pro forma combined financial statements do not reflect the issuance by SoundHound of shares of SoundHound Class B Common Stock. Considering that SoundHound’s creation of the SoundHound Class B Common Stock has now been approved by the SoundHound stockholders, please explain why the SoundHound Class B Common Stock expected to be issued prior to closing and the resulting incremental compensation expense charge are not reflected in the pro forma combined financial statements.

RESPONSE:

The pro forma combined financial statements do not reflect the issuance by SoundHound of shares of SoundHound Class B Common Stock (“Class B”) to its Founders in exchange for SoundHound Class A Common Stock (“Class A”) because, after assessing the final structure of the Class B, SoundHound believes that any incremental value of Class B compared to Class A is immaterial for purposes of disclosure in the pro forma combined financial statements. Both qualitative and quantitative factors were assessed in arriving at that determination.

Qualitative Factors Assessed

A special committee composed of SoundHound’s independent directors negotiated with SoundHound’s founders (the “Founders”) an amendment to SoundHound’s charter to authorize the creation of Class B, and the exchange by the Founders of their shares of SoundHound common stock for Class B. At the time the initial Form S-4 registration statement was filed, certain provisions of Class B and the terms of the exchange had not been finalized, nor had the special committee completed its review of the proposal, and as such certain pro forma disclosures were made that indicated there was a potential impact of incremental share-based compensation in lieu of a share exchange, although the impact was indeterminable at that time. The Class B structure was thereafter approved by the SoundHound board, which was of the view that the issuance of Class B was important to the stability and success of SoundHound. Thereafter, in mid-March, the stockholders of SoundHound approved the amendment to SoundHound’s charter. However, the charter amendment has not as yet been filed, and the exchange has not as yet occurred. Therefore, Class B has not as yet been issued, but is expected to be issued on the closing date of the business combination, immediately prior to the closing.

Certain provisions of Class B resulted in SoundHound determining that the potential impact of the incremental share-based compensation would be immaterial. The provisions included the automatic retirement and conversion into Class A pursuant to the following:

•	Sunset provisions, including a 10-year expiration if not terminated earlier pursuant to termination or transfer clauses noted below

•	Termination of services with varying expiration dates from immediate effectiveness to up to one year depending on the reason for the Founder’s departure

•	Sale, assignment, transfer, conveyance, pledge, hypothecation or other transfer or disposition of the Class B shares.

Furthermore, a longer lock-up period of 12 months will be signed by SoundHound’s CEO as part of this exchange.

Because the Class B has 10 votes per share on all matters on which stockholders are entitled to vote, there may appear to be some value when comparing the Class B to the Class A. However, considering there will not be a liquid market for the Class B and the various automatic retirement and sunset provisions, only minimal value has been provided.

Time Limitations on Super-Voting Power

The Class B common stock of the combined company that the Founders will receive on the closing of the business combination (“NewCo Class B”) will automatically be converted into Class A (“NewCo Class A”) on the final conversion date (“Final Conversion Date”). The Final Conversion Date is based on various events, with the latest possible conversion date being the ten-year anniversary of the filing date of the continuing company’s amended and restated Certificate of Incorporation (the “Certificate”) (the closing date of the business combination). As such, the super-voting power that is granted to Class B is not permanent and will cease as of the Final Conversion Date. Additionally, NewCo Class B will automatically convert to NewCo Class A upon termination of employment with conversion dates ranging from immediately upon termination to a year depending on the circumstance. Furthermore, the Final Conversion Date could be between 61 days and 180 days if the outstanding Class B represents less than 5% of the outstanding shares of Class A and Class B in the aggregate.

Cancellation of Super-Voting Power Upon Transfer or Sale

The terms of the Certificate state that each share of Class B is automatically converted into one share of Class A upon a transfer (with limited exceptions), which includes any sale, assignment, transfer, conveyance, pledge, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share. Upon this conversion, shares of Class B converted will be retired. Therefore, upon the transfer of Class B, the super-voting rights related to the shares will be cancelled. The cancellation of the super-voting power in the context of transferability contributes to our assessment of Class B value.

Based on SoundHound’s qualitative analysis performed above, SoundHound determined that the Class B shares do not have an incremental value that is material when compared to Class A.

Quantitative Factors Assessed

SoundHound considered whether any of the standard valuation methodologies could be utilized to determine whether any incremental value should be attributed to the Class B. SoundHound ultimately relied on a market comparable analysis using a market trading valuation approach. SoundHound considered whether a discounted cash flow analysis could be utilized to arrive at an implied value for the Class B Common Stock but determined that such analysis could not be applied in this structure in which there are no cash flows associated with the Class B.

Valuation Methodology

Market Trading Comparables Approach

SoundHound reviewed companies on The Nasdaq Stock Market and The New York Stock Exchange that have a dual class or multi-class stock structure, where at least two classes with different voting rights, but similar economic rights, are publicly traded.

SoundHound first identified companies that have a dual class (or multi-class) share structure. SoundHound then filtered this list by (i) identifying companies in sectors most similar to SoundHound’s addressable market, including media and entertainment, telecom and information technology, (ii) only including companies with at least two publicly traded share classes such that there was an ability to assess value disparities, (iii) including companies with different voting rights across classes, (iv) including companies with similar economic rights across classes (e.g., not a different dividend policy), and (v) excluding thinly traded stocks. This filtering resulted in a set of nine companies.

Based on this set of nine companies, SoundHound measured the share price differential between the higher voting class and lower voting class for a 52-week period ending March 31, 2022.

The analysis revealed a range of median share price premiums and discounts for these companies for this time period, with three companies showing a negative premium and six companies showing a positive premium. SoundHound determined that the median value was approximately 0.4%, which, when applied to SoundHound on a combined entity basis after the application of a discount for lack of marketability of approximately 40%, reflecting the non-transferable voting rights associated with the Class B, resulted in an adjusted premium of 0.24% for the Class B relative to the Class A, or $980 thousand of incremental compensation expense.

In conclusion, taking into account both the qualitative and quantitative analyses, SoundHound believes there is no adjustment required related to share compensation expense in the pro forma financial statements or the notes thereto due to the immateriality of the impact.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner, Loeb & Loeb LLP

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